Filed pursuant to Rule 424(b)(3)

Under the Securities Act of 1933, as amended

Registration No. 333-289230

PROSPECTUS

Sunshine Biopharma Inc.

15,577,965 Shares of Common Stock

Sunshine Biopharma Inc. is offering 15,577,965 shares of common stock. The shares are issuable upon exercise of outstanding Series B Warrants which were issued in our public offering that closed on February 15, 2024, have a current exercise price of $2.07, and expire February 15, 2029. The number of shares underlying the Series B Warrants and exercise price are subject to further adjustment.

Our common stock is listed on The Nasdaq Capital Market, or Nasdaq, under the symbol “SBFM.” The last reported sale price of our common stock on Nasdaq on August 1, 2025 was $1.42 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

	Per Share	Total
Public offering price(1)	$2.07	$32,246,388
Proceeds before expenses(2)	$2.07	$32,246,388

(1)	Represents current exercise price of the Series B Warrants.
(2)	Assumes the exercise of all of the outstanding Series B Warrants for cash at the current exercise price. There is no assurance any outstanding Series B W Warrants will be exercised.

The date of this prospectus is August 12, 2025

i

PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our securities, you should read the entire prospectus and the information incorporated herein carefully, including “Risk Factors” on page 3, and the financial statements and related notes incorporated by reference in this prospectus.

All share information in this prospectus gives effect to the 1-for-100 reverse split of the Company’s common stock completed on April 17, 2024, and the 1-for-20 reverse split of the Company’s common stock completed on August 8, 2024, unless otherwise indicated.

As used in this prospectus and unless otherwise indicated, the terms “we,” “us,” “our,” “Sunshine Biopharma,” or the “Company” refer to Sunshine Biopharma Inc. and its wholly owned subsidiaries.

Overview

We are a pharmaceutical company offering and researching life-saving medicines in a wide variety of therapeutic areas, including oncology and antivirals. We have two wholly owned subsidiaries: (i) Nora Pharma Inc., a Canadian corporation, through which we currently have 74 generic prescription drugs on the market in Canada, and (ii) Sunshine Biopharma Canada Inc., a Canadian corporation through which we develop and sell OTC supplements.

In addition, we are conducting a proprietary drug development program which is comprised of (i) K1.1 mRNA, an LNP encapsulated mRNA targeted for liver cancer, and (ii) SBFM-PL4, a protease inhibitor for treatment of SARS Coronavirus infections.

About this Offering

On February 13, 2024, we entered into an underwriting agreement with Aegis Capital Corp. (“Aegis”), in connection with a firm commitment underwritten public offering of 35,714 Units, consisting of (i) 13,214 common units (“Common Units”), each consisting of one share of common stock of the Company, 0.1 of a Series A Warrant to purchase one share of common stock at an initial exercise price of $4,200 per share or pursuant to an alternative cashless exercise option (described below), which warrant would expire two-and-a-half years from the closing of the offering, and 0.2 of a Series B Warrant (together with the Series A Warrants, the “Warrants”) to purchase one share of common stock at an exercise price of $4,760 per share, which warrant will expire on the five-year anniversary of the closing of the offering; and (ii) 22,500 Pre-Funded Units (the “Pre-Funded Units”), each Pre-Funded Unit consisting of one pre-funded warrant (the “Pre-Funded Warrants”) to purchase one share of common stock, 0.1 of a Series A Warrant and 0.2 of a Series B Warrant. The purchase price of each Common Unit was $280, and the purchase price of each Pre-Funded Unit was $278. The Pre-Funded Warrants were immediately exercisable, had an exercise price of $2.00 per share and could be exercised at any time until all Pre-Funded Warrants were exercised in full.

In addition, we granted the underwriter a 45-day option to purchase up to an additional 15% of the total number of shares of common stock and/or Pre-Funded Warrants and/or Series A Warrants and/or Series B Warrants sold in the offering, solely to cover overallotments, if any.

The offering closed on February 15, 2024. The aggregate gross proceeds to us were approximately $10.0 million, before deducting underwriting discounts and other expenses payable by the Company. On February 15, 2024, the underwriter also partially exercised its over-allotment option with respect to 415 Series A Warrants and 830 Series B Warrants.

1

Under the underwriting agreement, we were required to and received stockholder approval (the “Warrant Stockholder Approval”) for certain provisions of the Warrants to become effective.

We have no remaining outstanding Series A Warrants.

The Series B Warrants are exercisable, at the option of each holder, any time a registration statement registering the issuance of the shares of common stock underlying the Series B Warrants under the Securities Act of 1933, as amended (the “Securities Act”) is effective and available for the issuance of such shares, by delivery of an exercise notice and payment in full for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the Series B Warrants under the Securities Act is not effective, the holder may exercise the Series B Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant.

Subject to certain exemptions, if we sell, enter into an agreement to sell, or grant any option to purchase, or sell, enter into an agreement to sell, or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any shares of common stock, at an effective price per share less than the exercise price of the Series B Warrants then in effect, the exercise price of the Series B Warrants will be reduced to such price (which was subject to a floor of $0.10 prior to the Warrant Stockholder Approval), and the number of shares issuable upon exercise will be proportionately adjusted such that the aggregate exercise price will remain unchanged.

Since receipt of the Warrant Stockholder Approval, if at any time on or after the date of issuance there occurs any share split, share dividend, share combination recapitalization or other similar transaction involving our common stock and the lowest daily volume weighted average price during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days immediately following such event is less than the exercise price of the Series B Warrants then in effect, then the exercise price of the Series B Warrants would be reduced to the lowest daily volume weighted average price during such period and the number of shares issuable upon exercise will be proportionately adjusted such that the aggregate price will remain unchanged.

There are currently 15,577,965 Series B Warrants outstanding at a current exercise price of $2.07, subject to further adjustment.

This prospectus covers the 15,577,965 shares of common stock issuable upon exercise of the outstanding Series B Warrants.

We are filing this registration statement so that the remaining outstanding Series B Warrants may only be exercised for cash.

2

RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties discussed below, as well as those under the heading “Risk Factors” contained in our most recent annual report on Form 10-K filed with the SEC, and as incorporated by reference in this prospectus, as the same may be amended, supplemented or superseded by the risks and uncertainties described under similar headings in the other documents that are filed by us after the date hereof and incorporated by reference into this prospectus. Please also read carefully the section below titled “Cautionary Note Regarding Forward-Looking Statements.”

If we are unable to continue to meet the listing requirements of Nasdaq, our common stock will be delisted

Our common stock currently trades on Nasdaq, where it is subject to various listing requirements.

On February 28, 2024, we received a notification letter from Nasdaq advising that Nasdaq’s staff had determined that as of February 27, 2024, our common stock had a closing bid price of $0.10 or less for ten consecutive trading days and accordingly, we were subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii). Accordingly, Nasdaq determined to remove our securities from listing and registration on Nasdaq, subject to the procedures set forth in the Nasdaq Listing Rule 5800 Series which provides us with the opportunity to appeal this determination.

On June 7, 2024, we received a notification letter from Nasdaq, that based on further review of our public filings with the SEC and supporting materials submitted to Nasdaq, its staff determined to delist our securities pursuant to its discretionary authority under Listing Rule 5101. Specifically, as set forth in the letter, Nasdaq’s staff determined that the “alternative cashless exercise” provision of the Series A Warrants the Company issued on February 15, 2024, raised public interest and investor protection concerns because the issuance of Series A Warrants resulted in substantial dilution for the stockholders of the Company to date and could cause potential future dilution. Accordingly, as set forth in the letter, this matter served as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market.

The letter served as a formal notification that the Nasdaq Hearings Panel (the “Panel”) would consider this matter in their decision regarding our continued listing on The Nasdaq Capital Market.

On September 9, 2024, we received a letter from Nasdaq confirming that we had regained compliance with the bid price requirement in Listing Rule 5550(a)(2) (the “Bid Price Rule”), as required by the Panel’s decision dated June 28, 2024.

The letter further stated that the Company will be subject to a Mandatory Panel Monitor for a period of one year. If, within that one-year monitoring period, the Nasdaq Listing Qualifications staff (“Nasdaq Staff”) finds the Company again out of compliance with the Bid Price Rule, the Company will not be permitted to provide the Staff with a plan of compliance with respect to that deficiency and Staff will not be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the Company be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3). Instead, the Nasdaq Staff will issue a Delist Determination Letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened Hearings Panel if the initial Panel is unavailable. The Company will have the opportunity to respond/present to the Hearings Panel as provided by Listing Rule 5815(d)(4)(C). The Company’s securities may be delisted from Nasdaq at that time.

We may be unable to maintain compliance with Nasdaq listing requirements. If we are unable to maintain compliance with Nasdaq listing requirements, we could be subject to suspension and delisting proceedings. A delisting of our common stock and our inability to list on another national securities market could negatively impact us by: (i) reducing the liquidity and market price of our common stock; (ii) reducing the number of investors willing to hold or acquire our common stock, which could negatively impact our ability to raise equity financing; (iii) limiting our ability to use certain registration statements to offer and sell freely tradeable securities, thereby limiting our ability to access the public capital markets; and (iv) impairing our ability to provide equity incentives to our employees.

3

Management will have broad discretion as to the use of the proceeds from this offering (if any) and may not use the proceeds effectively

If all of the outstanding Series B Warrants are exercised for cash at the current exercise price, we will receive net proceeds of approximately $32 million. There is no assurance any of the outstanding Series B Warrants will be exercised (see “Use of Proceeds”).

Our management will have broad discretion in the application of any net proceeds from this offering and could spend the proceeds in ways that may not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

Additional stock offerings in the future or the issuance of stock upon exercise of outstanding warrants may dilute then-existing shareholders’ percentage ownership in our Company

Given our plans and expectations that we will need additional capital, we anticipate that we will need to issue additional shares of common stock or securities convertible or exercisable for shares of common stock, including convertible preferred stock, convertible notes, stock options or warrants. In addition, as of the date of this prospectus, we have 15,578,847 outstanding warrants, subject to adjustment. The issuance of additional securities in the future will dilute the percentage ownership of our then current stockholders.

4

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements in this prospectus and the documents incorporated by reference that are not historical facts should be considered “Forward Looking Statements” within the meaning of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the forward-looking statements can be identified by the use of words such as “believe,” “expect,” “may,” “estimates,” “should,” “seek,” “approximately,” “intend,” “plan,” “estimate,” “project,” “continue” or “anticipates” or similar expressions or words, or the negatives of those expressions or words. These statements may be made directly in this prospectus and they may also be incorporated by reference in this prospectus from other documents filed with the SEC, and include, but are not limited to, statements about future financial and operating results and performance, statements about our plans, objectives, expectations and intentions with respect to future operations, and other statements that are not historical facts. These forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable laws or regulations.

5

USE OF PROCEEDS

If all of the outstanding Series B Warrants are exercised for cash at the current exercise price, we will receive net proceeds of approximately $32 million. There is no assurance any of the outstanding Series B Warrants will be exercised.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in businesses, technologies, and products that are complementary to our own, although we have no current binding agreements with respect to any acquisitions as of the date of this prospectus.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

PLAN OF DISTRIBUTION

We are offering up to 15,577,965 shares of common stock issuable upon exercise of outstanding Series B Warrants. The Series B Warrants were issued by the Company pursuant to its public offering which closed on February 15, 2014. The Series B Warrants have a five-year term commencing on the date of issuance and a current exercise price of $2.07 per share. The number of shares underlying the Series B Warrants and the exercise price are subject to further adjustment.

Because there is no assurance any of the Series B Warrants will be exercised at the current exercise price, or at all, the actual public offering amount, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth herein. Series B Warrant holders may exercise their Series B Warrants by submitting notices of exercises, and paying the exercise price, in accordance with the terms set forth in the Series B Warrants. If there is no effective registration statement for the underlying shares, holders may exercise the Series B Warrants on a cashless basis.

We estimate that our expenses in connection with this offering will be approximately $40,000.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus has been passed upon for us by Andrew I. Telsey, P.C., Englewood, Colorado.

EXPERTS

The consolidated financial statements of Sunshine Biopharma Inc. at December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, incorporated by reference in this prospectus have been audited by Bush & Associates CPA LLC, independent registered public accounting firm, as set forth in their report thereon, appearing therein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

6

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

This prospectus incorporates by reference the documents set forth below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on April 1, 2025;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the SEC on May 15, 2025;

•	our Current Reports on Form 8-K filed with the SEC on January 15, 2025 and April 3, 2025;

•	the description of our common stock contained in our Registration Statement on Form 8-A registering our common stock under Section 12(b) under the Exchange Act, filed with the SEC on February 10, 2022; and

•	all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at: Dr. Steve N. Slilaty, 333 Las Olas Way, CU4 Suite 433, Fort Lauderdale, FL 33301, telephone: (954) 330-0684.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of the registration statement on Form S-1 that we have filed with the SEC under the Securities Act, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the securities offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are subject to the reporting requirements of the Exchange Act, and file annual, quarterly and current reports, and other information with the SEC. The SEC maintains an Internet site that contains these reports and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. We also maintain a website at https://sunshinebiopharma.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

7